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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Torvec Inc.
(Name of Issuer)
$.01 Par Value Common Stock
(Title of Class of Securities)
891479107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891479107

1	NAMES OF REPORTING PERSONS Keith E. Gleasman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,886,430 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,229,585 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,886,430 (1)

WITH:	8	SHARED DISPOSITIVE POWER

8,229,585 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,186,015

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Individual
(1) Includes 31,818 shares which may be purchased through exercise of ten year options granted on January 5, 2004 at $ 5.00 per share.
(2) Includes 8,229,585 shares held indirectly by Mr. Gleasman as trustee of certain family trusts and as the executor for the estate of James Gleasman

SCHEDULE 13G/A

Item 1(a)	Torvec Inc.

Item 1(b)	1999 Mount Read Blvd, Building 3 Rochester, NY 14615

Item 2(a)	Keith E. Gleasman

Item 2(b)	1999 Mount Read Blvd, Building 3 Rochester, NY 14615

Item 2(c)	United States

Item 2(d)	$.01 Par Value Common

Item 2(e)	891479107

Item 3	Reporting Person.

Item 4	13,186,015
28.88%
4,886,430 (1)
(1) Includes 31,818 shares which may be purchased through exercise of ten year options granted on January 5, 2004 at $5.00 per share.
8,229,585 (2)
(2) Includes 8,229,585 shares held indirectly by Mr. Gleasman as trustee of certain family trusts and as the executor for the estate of James Gleasman
4,886,430 (1)
8,229,585 (2)

Item 5	Ownership of Five Percent or Less of a Class.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

Item 10	Certification.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/11/11	By:

	By:	/s/ Keith E. Gleasman
	Name:	Keith E. Gleasman
	Title:	President